                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2000

                OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               to
                               -------------    --------------

Commission File Number 33-57687

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST
                 (Full title of the plan and the address of the
             plan, if different from that of the issuer named below)

                            ATMOS ENERGY CORPORATION
                        Three Lincoln Centre, Suite 1800
                                5430 LBJ Freeway
                               Dallas, Texas 75240
                     (Name of issuer of the securities held
                          pursuant to the plan and the
                   address of its principal executive office)

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                        AS OF DECEMBER 31, 2000 AND 1999
                    AND FOR THE YEAR ENDED DECEMBER 31, 2000

                                    CONTENTS

                                                                        Page
                                                                        Number
                                                                        ------

Report of Independent Auditors

Audited Financial Statements:

    Statements of Net Assets Available for Benefits                        2

    Statement of Changes in Net Assets Available for Benefits              3

    Notes to Financial Statements                                          4


Supplemental Schedules:

    Schedule H; Line 4i - Schedule of Assets (Held At End of Year)        11

    Schedule H; Line 4j - Schedule of Reportable Transactions             12


Signatures                                                                13

Exhibits Index                                                            14

Report of Independent Auditors

The Employee Stock Ownership Plan Committee
  Atmos Energy Corporation Employee Stock Ownership Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Atmos Energy Corporation Employee Stock Ownership Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       ERNST & YOUNG LLP

Dallas, Texas
June 5, 2001

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              December 31
                                                      --------------------------
                                                         2000            1999
                                                      -----------    -----------
ASSETS

Investments:
    Common stock of Atmos Energy Corporation          $50,774,246    $38,166,089
    Registered Investment Companies:
        T. Rowe Price Prime Reserve Fund                  792,264        745,702
        T. Rowe Price Balanced Fund                     2,799,693      2,416,586
        T. Rowe Price Spectrum Income Fund              1,261,675      1,051,713
        T. Rowe Price Spectrum Growth Fund              5,803,756      4,664,049
        T. Rowe Price International Stock Fund            880,518        682,612
        T. Rowe Price Short-Term Bond Fund              1,286,619      1,312,405
        T. Rowe Price New American Growth Fund          6,724,036      7,007,626
        T. Rowe Price Equity Income Fund                8,851,815      7,633,604
    Common/Collective Trust:
        T. Rowe Price Stable Value Fund                 6,180,433      5,149,556
    Common stock of Entergy Corporation                    80,635             --
    Participant loans                                   3,098,635      2,716,790
                                                      -----------    -----------
Total investments                                      88,534,325     71,546,732

Receivables:
    Participant contributions                             298,216        300,911
    Company contributions                                 169,782        163,018
                                                      -----------    -----------
Total receivables                                         467,998        463,929
                                                      -----------    -----------

Net assets available for benefits                     $89,002,323    $72,010,661
                                                      ===========    ===========

See accompanying notes

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2000

ADDITIONS
Investment income:
    Net appreciation in fair value of investments               $ 5,668,727
    Dividends on common stock                                     2,281,852
    Interest and dividend income on registered investment
      companies                                                   3,553,063
    Interest on participant loans                                   262,117
                                                                -----------
                                                                 11,765,759

Contributions:
    Participants                                                  5,431,966
    Company                                                       2,932,587
    Rollovers                                                        28,770
                                                                -----------
                                                                  8,393,323

Transfers into the Plan                                           3,496,453
                                                                -----------
    Total additions                                              23,655,535

DEDUCTIONS
Distributions to participants                                     6,651,174
Administrative expenses                                              12,699
                                                                -----------
    Total deductions                                              6,663,873
                                                                -----------

Net increase                                                     16,991,662

Net assets available for benefits, at beginning of year          72,010,661
                                                                -----------
Net assets available for benefits, at end of year               $89,002,323
                                                                ===========

See accompanying notes

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 2000

1.   Description of the Plan

The following brief description of the Atmos Energy Corporation Employee Stock Ownership Plan and Trust (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a trusteed defined contribution retirement benefit plan offered to eligible employees of Atmos Energy Corporation (the "Company" or "Atmos"). The Plan is to continue for an indefinite term and may be amended or terminated at any time by the Board of Directors of Atmos (the "Board"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

In May 2000, the Company completed the acquisition of the Missouri natural gas distribution assets of Associated Natural Gas ("ANG") from a subsidiary of Southwestern Energy Corporation. Employees of ANG that joined the Company were immediately eligible to participate in the Plan. In addition, those employees were allowed to transfer into the Plan their assets which were held in the Southwestern Energy Corporation 401(k) Plan ("Southwestern Plan").

Eligibility

All employees of the Company (except leased employees and any employees covered by a collective bargaining agreement in which Plan participation has not been negotiated through good faith bargaining) are eligible to participate in the Plan as of the first payroll period coincident with or immediately following the date of hire ("Participants").

Contributions

Contributions to the Plan include contributions withheld by the Company on behalf of each Participant in an amount specified by the Participant pursuant to a salary reduction agreement, as well as matching Company contributions and any discretionary Company contributions.

Participants are eligible to receive matching Company contributions after completing at least one year of service, effective on the earlier of January 1, April 1, July 1 or October 1 after which one year of service has been completed.

Participants may elect a salary reduction (not to exceed $10,500 in 2000), ranging from a minimum of 1% of eligible compensation, as defined by the Plan, up to the maximum allowed by the Internal Revenue Service ("IRS").

The Company shall contribute a matching Company contribution in an amount equal to 100% of each Participant's salary reduction contributions, up to a maximum of 4% of such Participant's eligible compensation for the Plan year. The Company's matching contribution meets the current IRS "Safe Harbor" definition. The Company may revoke or amend any Participant's salary reduction agreement if necessary to ensure that (1) each Participant's additions for any year will not exceed applicable IRS Code (the "Code") limitations and (2) Company matching contributions will be fully deductible for federal income tax purposes.

The Plan also provides that a discretionary contribution may be made at the option of the Board and in an amount determined annually by the Board. No discretionary contribution was made to the Plan in 2000.

All contributions to a Participant's account are immediately and fully vested.

Investment Options

The Plan allows certain Participants' salary reductions to be invested among eight registered investment companies, one common/collective trust and Atmos common stock.

The Stock Purchase Program Fund, consisting of Atmos common stock, is non-participant directed. All Company matching and discretionary contributions are directed into this fund and may not be transferred to another investment option until the plan year following the year a Participant reaches age 55. In any plan year subsequent to a Participant reaching age 55, a Participant will have the opportunity, during the first calendar quarter, to diversify, in a one-time election, his or her Atmos common stock into other available investment options. Contributions made to this fund by Participants may be transferred to other investment options during the last two weeks (14 calendar days) of each calendar quarter with the actual transfer taking place on the first business day after the start of the next calendar quarter.

To accommodate several ANG employees who held Entergy Corporation ("Entergy") common stock in the Southwestern Plan, an additional account was established in the Plan to hold the Entergy stock. This account was established as a frozen account where funds can be liquidated but no new stock added.

Distributions to Participants

Dividends received on Atmos common stock, in accordance with the Plan, must be distributed to Participants no later than 90 days after the Plan's year end. Currently, the dividends are distributed quarterly. However, a Participant may elect to have his or her dividends reinvested by making an election to make an additional salary reduction contribution in the amount of the quarterly dividend. This election must be made on the day prior to a dividend payment date and will remain in effect until the election is changed.

A Participant may elect to receive an annual distribution of Company matching or discretionary contributions made to his or her account prior to January 1, 1999 and which were allocated to his or her account at least two years prior to such election. These annual elections are made as of January 1. The annual distribution from the Plan is normally made in February of the following year. Subsequent to December 31, 2000, elections were made by Participants for annual distributions of $528,169. Company matching or discretionary contributions made after January 1, 1999 meet the current IRS "Safe Harbor" definition and are not eligible for in-service withdrawal.

In the event of retirement, death, termination due to disability or termination of employment for another reason, a Participant is entitled to withdraw the entire amount from each of his or her accounts. Withdrawals from a Participant's salary reduction account, as well as the Company matching and discretionary accounts, are also allowed upon proof of financial hardship meeting IRS "Safe Harbor" definitions or, if elected, subsequent to the Participant attaining age 59 1/2. Withdrawals from the Stock Purchase Program Fund may be in the form of Atmos common stock or cash, as determined by the Employee Stock Ownership Plan Committee (the "Committee"). However, a Participant has the right to have withdrawals made in the form of Atmos common stock upon written notice by the Participant.

Loans to Participants

A Participant may borrow up to the lesser of $50,000 or 50% of his or her account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods of up to 5 years for general purpose loans or 15 years for primary residence loans. The interest rate is the prime rate plus 2% and is fixed over the life of the loan. A Participant may have two loans outstanding if the proceeds of one of the loans were used to purchase the Participant's primary residence.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan shall terminate and the trust shall be liquidated, unless the Plan is continued by a successor. Upon such liquidation, all accounts shall be distributed to the Participants.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year end. Atmos common stock and Entergy common stock are valued at quoted market prices. The fair value of investments in the common/collective trust are determined periodically by the Trustees based upon the current fair value of the underlying assets of the fund.

Purchases and sales of securities are recorded on a trade date basis. Investment income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average historical cost method. Capital gains and losses are included in interest and dividend income.

3.   Administration of the Plan and Plan Assets

The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the pleasure of the Board without compensation. Their duties include supervising the Plan and determining whether any change of election, change of contribution or withdrawal made by a Participant is in accordance with the Plan. Certain administrative functions are performed by employees of the Company. No employee of the Company receives compensation from the Plan.

In accordance with the Plan, the Company has appointed the Committee as Trustee of the Plan. The Trustee may be removed at the discretion of the Board. The Trustee shall vote any common stock held in the trust in accordance with directions received from the Participants, or at its discretion if there are no such directions. The Plan's assets, consisting of Atmos common stock, Entergy common stock, shares of registered investment companies and shares of a common/collective trust are held by T. Rowe Price Associates, Inc., the Custodian and Recordkeeper of the Plan.

All expenses of the Plan are paid by the Company except for processing fees related to loan withdrawals.

4.   Non-Participant Directed Investments

Information about the net assets and the components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                December 31
                                        ----------------------------
                                          2000             1999
                                        -----------     -----------
Investments:
    Atmos Energy Corporation Common
      Stock                             $50,774,246     $38,166,089
                                        ===========     ===========


                                                                    Year ended
                                                                   December 31,
                                                                       2000
                                                                   ------------
Changes in net assets:
    Contributions                                                  $  5,477,793
    Dividends                                                         2,281,852
    Interest on participant loans                                       156,016
    Loan repayments                                                     490,437
    Net appreciation in fair value of investments                     8,562,359
    Distributions to participants                                    (5,132,256)
    Interfund transfers in                                              771,956
                                                                   ------------
                                                                   $ 12,608,157
                                                                   ============

5.   Investments

Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified in the statements of net assets available for benefits.

During 2000, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices for Atmos common stock and Entergy common stock and published market prices for registered investment companies as follows:

Atmos Energy Corporation Common Stock                               $ 8,562,359
Registered Investment Companies:
    T. Rowe Price Balanced Fund                                         (75,067)
    T. Rowe Price Spectrum Income Fund                                    8,950
    T. Rowe Price Spectrum Growth Fund                                 (699,796)
    T. Rowe Price International Stock Fund                             (241,364)
    T. Rowe Price Short-Term Bond Fund                                   27,236
    T. Rowe Price New America Growth Fund                            (1,943,778)
    T. Rowe Price Equity Income Fund                                      8,986
Entergy Corporation Common Stock                                         21,201
                                                                    -----------
                                                                    $ 5,668,727
                                                                    ===========

6.   Differences Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31
                                                   ----------------------------
                                                       2000            1999
                                                   ------------    ------------
Net assets available for benefits per the
    financial statements                           $ 89,002,323    $ 72,010,661
Amounts allocated to withdrawing participants          (981,546)       (428,954)
                                                   ------------    ------------
Net assets available for benefits per the
    Form 5500                                      $ 88,020,777    $ 71,581,707
                                                   ============    ============

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                                     Year ended
                                                                    December 31,
                                                                        2000
                                                                    -----------
Distributions to participants per financial statements              $ 6,651,174

Add: Amounts allocated to withdrawing participants
    at December 31, 2000                                                981,546
Less: Amounts allocated to withdrawing participants
    at December 31, 1999                                               (428,954)
                                                                    -----------
Distributions to participants per the Form 5500                     $ 7,203,766
                                                                    ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for distributions to participants that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.   Income Tax Status

The Plan has received a determination letter from the IRS dated May 13, 1997 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST


                               SCHEDULE H; LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)


                                 EIN: 75-1984576
                                PLAN NUMBER: 002

                                December 31, 2000

                                          (c) Description of investment
             (b) Identity of issue,         including maturity date
                borrower, lessor           rate of interest, collateral,                         (e) Current
  (a)           or similar party             par or maturity value               (d) Cost           value
  ---     ---------------------------     ------------------------------        -----------      ------------
   *      Atmos Energy Corporation        Common stock; 2,083,046
                                              shares                            $38,601,592      $50,774,246
   *      T. Rowe Price Associates,
              Inc.                        Stable Value Fund                              **        6,180,433
   *      T. Rowe Price Associates,
              Inc.                        Prime Reserve Fund                             **          792,264
   *      T. Rowe Price Associates,
              Inc.                        Balanced Fund                                  **        2,799,693
   *      T. Rowe Price Associates,
              Inc.                        Spectrum Income Fund                           **        1,261,675
   *      T. Rowe Price Associates,
              Inc.                        Spectrum Growth Fund                           **        5,803,756
   *      T. Rowe Price Associates,
              Inc.                        International Stock Fund                       **          880,518
   *      T. Rowe Price Associates,
              Inc.                        Short-Term Bond Fund                           **        1,286,619
   *      T. Rowe Price Associates,
              Inc.                        New America Growth Fund                        **        6,724,036
   *      T. Rowe Price Associates,
              Inc.                        Equity Income Fund                             **        8,851,815
   *      Entergy Corporation             Common stock; 1,906
                                              shares                                     **           80,635
   *      Participant Loans               Interest rates from 8.25%
                                              to 11%                                     --        3,098,635
                                                                                -----------      -----------
                                                                                         **      $88,534,325
                                                                                ===========      ===========


*    Indicates party-in-interest to the Plan

**   Cost information is not required for participant-directed investments

                     ATMOS ENERGY CORPORATION EMPLOYEE STOCK
                            OWNERSHIP PLAN AND TRUST


                               SCHEDULE H; LINE 4j
                       SCHEDULE OF REPORTABLE TRANSACTIONS


                                 EIN: 75-1984576
                                PLAN NUMBER: 002

                          Year ended December 31, 2000

                                                                               (h)
     (a)                                                                   Current value     (i)
 Identity of           (b)           (c)          (d)           (g)         of asset on      Net
   party          Description     Purchase      Selling       Cost of       transaction    gain or
  involved        of security       price        price         asset          date          (loss)
--------------    -----------     --------     ----------    ----------    ------------   ---------
Category (iii) -- Series of transactions in excess of 5 percent of plan assets

Atmos Energy        Common       $7,045,631            --    $7,045,631    $7,045,631           --
 Corporation         Stock

Atmos Energy        Common               --    $2,999,833    $2,977,850    $2,999,833      $21,983
 Corporation         Stock



Columns (e) and (f) not applicable

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2000

Schedule H; Line 4j information is presented for non-participant directed investments only

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Stock Ownership Plan Committee of the Atmos Energy Corporation Employee Stock Ownership Plan and Trust, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                ATMOS ENERGY CORPORATION
                                                EMPLOYEE STOCK OWNERSHIP
                                                PLAN AND TRUST


                                                By: /s/ LAURIE M. SHERWOOD
                                                    ----------------------------
June 25, 2001                                       Laurie M. Sherwood
                                                    Chairperson of the Committee

                                 EXHIBITS INDEX

                                                                 Page number or
Exhibit                                                         incorporation by
number                   Description                              reference to
-------                  -----------                            ----------------
   4     Instruments defining rights of security holders:

         (a)  Atmos Energy Corporation Employee                 Exhibit(4)(f) of Form
              Stock Ownership Plan and Trust                    11-K for the year ended
              (Effective January 1, 1999)                       December 31, 1998 (File
                                                                No. 33-57687)
         (b)  Amendment No. One to the Atmos
              Energy Corporation Employee Stock
              Ownership Plan and Trust
              (Effective January 1, 1999), dated
              August 1, 2000

         (c)  Amendment No. Two to the Atmos
              Energy Corporation Employee Stock
              Ownership Plan and Trust
              (Effective January 1, 1999), dated
              May 31, 2001

  23     Consent of independent auditors